   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 30, 1995

                                                     REGISTRATION NO.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ------------------
                                    FORM S-2
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933
                               ------------------
                                COTTER & COMPANY
             (Exact Name of Registrant as Specified in Its Charter)

         Delaware                                         36-2099896
(State or Other Jurisdiction of                (IRS Employer Identification No.)
 Incorporation or Organization)
                          2740 North Clybourn Avenue
                           Chicago, Illinois 60614
                                (312) 975-2700
 (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                  Registrant's Principal Executive Offices)
          Kerry J. Kirby, Vice President and Chief Financial Officer
      Cotter & Company                                Cotter & Company
      (Present Address)                       (Address After December 15, 1995)
   2740 North Clybourn Avenue                    8600 W. Bryn Mawr Avenue
    Chicago, Illinois 60614                       Chicago, Illinois 60631
        (312) 975-2700                                (312) 695-5000
          (Name, Address, Including Zip Code, and Telephone Number,
                  Including Area Code, of Agent For Service)
                                  Copies to:
                Daniel T. Burns, Vice President and Secretary
      Cotter & Company                                 Cotter & Company
      (Present Address)                        (Address After December 15, 1995)
  2740 North Clybourn Avenue                       8600 W. Bryn Mawr Avenue
   Chicago, Illinois 60614                          Chicago, Illinois 60631
       (312) 975-2700                                   (312) 695-5000

                               ------------------

        Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /X/

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. / /

                        CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------

                                                            PROPOSED       PROPOSED
                                                             MAXIMUM        MAXIMUM
        TITLE OF EACH CLASS                                 OFFERING       AGGREGATE      AMOUNT OF
        OF SECURITIES TO BE             AMOUNT TO BE        PRICE PER      OFFERING     REGISTRATION
            REGISTERED                   REGISTERED          UNIT(1)         PRICE           FEE
-----------------------------------------------------------------------------------------------------
Variable Denomination Fixed Rate        30,000 units         $1,000       $30,000,000      $10,345
  Redeemable Term Notes
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------

(1) These Notes will be offered only in units of $1,000 and no investor may purchase less than one such unit.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                COTTER & COMPANY

                               ------------------

                             CROSS REFERENCE SHEET

                                                                      CAPTION IN
                      ITEM IN FORM S-2                                PROSPECTUS
      -------------------------------------------------  -------------------------------------
  1.  Forepart of the Registration Statement and
      Outside Front Cover Page of Prospectus...........  Forepart of Registration Statement
                                                           and Outside Front Cover Page of
                                                           Prospectus
  2.  Inside Front and Outside Back Cover Pages of
      Prospectus.......................................  Available Information; Reports to
                                                           Security Holders; Documents
                                                           Incorporated by Reference
  3.  Summary Information, Risk Factors and Ratio of
      Earnings to Fixed Charges........................  Summary; The Company; Certain Terms
                                                           of the Notes
  4.  Use of Proceeds..................................  Use of Proceeds
  5.  Determination of Offering Price..................  Outside Front Cover Page of
                                                           Prospectus and Plan of Distribution
  6.  Dilution.........................................  Not Applicable
  7.  Selling Security Holders.........................  Not Applicable
  8.  Plan of Distribution.............................  Plan of Distribution
  9.  Description of Securities to be Registered.......  General; Certain Terms of the Notes
 10.  Interests of Named Experts and Counsel...........  Not Applicable
 11.  Information with Respect to the Registrant.......  Summary; The Company; Consolidated
                                                           Ratio of Earnings to Fixed Charges
                                                           of The Company; Dividends; Selected
                                                           Financial Data; Management's
                                                           Discussion and Analysis of
                                                           Financial Condition and Results of
                                                           Operations; Business; Distribution
                                                           of Patronage Dividends; Certain
                                                           Terms of the Notes; Index to
                                                           Consolidated Financial Statements
 12.  Incorporation of Certain Information by
      Reference........................................  Documents Incorporated By Reference
 13.  Disclosure of Commission Position on
      Indemnification for Securities Act Liabilities...  Not Applicable

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION

                 PRELIMINARY PROSPECTUS DATED NOVEMBER 30, 1995

PROSPECTUS

                                COTTER & COMPANY

                                  $30,000,000

             VARIABLE DENOMINATION FIXED RATE REDEEMABLE TERM NOTES

    These Variable Denomination Fixed Rate Redeemable Term Notes (the "Notes") are being issued and offered by Cotter & Company (the "Company") pursuant to the Cotter & Company Investment Program (the "Program"). This Offering (the "Offer") is being made in reliance to Rule 415 under the Securities Act of 1933.

    The Notes are offered exclusively to current Members of Cotter & Company holding Class A Common Stock and their immediate family members, current holders of certain Cotter & Company variable denomination fixed rate redeemable term notes, and current employees of Cotter & Company and its subsidiaries (collectively, the "Offerees"). The Program is designed to provide investors with a convenient means of investing funds directly with the Company.

    The Notes will be offered through a mailing to all Offerees (See "How to Invest"). The Notes will have various maturity dates and pay fixed rates of interest, as stated, for each maturity (See "General"). The Notes are restricted as to transferability (See "How to Redeem") and are subject to call by the Company (See "Certain Terms of the Notes"). Investment in a Note will be represented by a program account ("Account") established for each Offeree who purchase the Notes (the "Investor") by the agent bank (the "Agent Bank") appointed by the Company. The Notes will not be represented by a certificate or any other instrument evidencing the Company's indebtedness (See "Trust Indenture"). The Company reserves the right to modify, withdraw, or cancel this Offer at any time.

    For further information regarding the Cotter & Company Investment Program, please call toll-free 800-507-9000.

    Please read this Prospectus carefully and retain for future reference.

                               ------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION, OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
  SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
    PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

=====================================================================================================
                                                               UNDERWRITING
                                           PRICE TO            DISCOUNTS AND          PROCEEDS TO
                                            PUBLIC              COMMISSIONS             COMPANY
-----------------------------------------------------------------------------------------------------
Per Unit(1)........................         $1,000             See (2) Below           $1,000(3)
Total..............................       $30,000,000          See (2) Below        $30,000,000(3)
=====================================================================================================

(1) The Notes will be offered only in units of $1,000 and no Investor may purchase less than one such unit.

(2) There will be no underwriters. The subject Notes will be sold directly by the Company at par value.

(3) There is no firm commitment for the sale of the securities offered hereunder; they will be sold from time to time by the Company. However, assuming the sale of all securities offered hereunder, and before deduction of approximately $81,345 for estimated expenses in connection with this offering, the total proceeds will be as shown above.
                               ------------------

               THE DATE OF THIS PROSPECTUS IS

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, as well as the Regional Offices of the Commission at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 at prescribed rates.

                          REPORTS TO SECURITY HOLDERS

     Each year the Company distributes to its stockholder-Members an annual report containing consolidated financial statements reported upon by a firm of independent auditors. The Company may, from time to time, also furnish to its stockholder-Members interim reports, as determined by management.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995 and Annual Report on Form 10-K for the fiscal year ended December 31, 1994 filed pursuant to Section 15(d) of the Exchange Act are incorporated herein by reference. All documents filed by the Company pursuant to Section 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the Offer shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents. The Company currently estimates that the Offer will terminate on or about one year from offer date.

     The Company will provide without charge to each person to whom a Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the documents incorporated by reference in the Prospectus (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that the Prospectus incorporates). Requests for such copies should be directed to Kerry J. Kirby, Vice President and Chief Financial Officer, Cotter & Company, presently located at 2740 North Clybourn Avenue, Chicago, IL 60614, telephone number 312-975-2700. After December 15th, the Company will be located at 8600 West Bryn Mawr Avenue, Chicago, Illinois, 60631, telephone number 312-695-5000.

                                    SUMMARY

     This Summary is qualified in its entirety by the detailed information and the Company's consolidated financial statements (including the notes thereto) appearing elsewhere in this Prospectus and in the documents incorporated herein by reference.

     Cotter & Company (the "Company"), is presently located at 2740 North Clybourn Avenue, Chicago, Illinois, 60614, telephone number (312) 975-2700. After December 15th, the Company will be located at 8600 West Bryn Mawr Avenue, Chicago, Illinois, 60631, telephone number (312) 695-5000. The Company is a Member-owned wholesaler of hardware and related merchandise. It is the largest wholesaler of hardware and related merchandise in the United States. The Company also manufactures paint and paint applicators. For reporting purposes, the Company operates in a single industry as a Member-owned wholesaler cooperative.

     The Notes being offered hereby are offered exclusively to current Members of the Company holding Class A Common Stock and their immediate family members, current holders of certain Cotter & Company variable denomination fixed rate redeemable notes and current employees of the Company and its subsidiaries. The Notes are offered only in units of $1,000. Ownership of the Notes can be issued in one of the following four types of accounts: Single Tenancy, Joint Tenancy with Right of Survivorship, Tenancy by Custodian (under the Uniform Gifts to Minors Act) and Living Trust. Notes are issued quarterly in two-year terms; in three-year terms; and in four-year terms. Sales of Notes are made for cash.

     Investors will have the option to elect to receive the interest payments or to have the interest payments added to the Note on a semi-annual basis.

     The Notes are not equivalent to a deposit or other bank account and are not subject to the protection of the Federal Deposit Insurance Corporation or any other insurance. The Program is not subject to the requirements of the Investment Company Act of 1940 (including diversification of investments) or the Employee Retirement Income Security Act of 1974. All investments in the Notes are investments in securities of the Company and are not an obligation of the Agent Bank or any other company.

     The Notes being offered hereby are not transferable and may not be pledged as collateral for any debt of the Investor. Additionally, the Company has the option to redeem the Notes in whole or in part of the principal amount thereof plus accrued and unpaid interest to the redemption date.

     The Notes will be subordinated in right of payment to senior notes, indebtedness to banking institutions, trade creditors and other indebtedness of the Company.

     There is no existing market for the Notes offered hereunder and there is no expectation that any market will develop.

     The Company intends to use the proceeds of this offering primarily for general working capital purposes, including the purchase of merchandise for resale to Members and the maintenance of adequate inventory levels.

                                  THE COMPANY

     The Company was organized as a Delaware corporation in 1953. Upon its organization, it succeeded to the business of Cotter & Company, an Illinois corporation organized in 1948. The Company's principal executive offices are presently located at 2740 North Clybourn Avenue, Chicago, Illinois 60614, telephone number 312-975-2700. After December 15, 1995 the Company will be located at 8600 West Bryn Mawr Avenue, Chicago, Illinois 60631, telephone number 312-695-5000.

     The Company is a Member-owned wholesaler of hardware and related merchandise. It is the largest wholesaler of hardware and related merchandise in the United States. The Company also manufactures paint and paint applicators. For reporting purposes, the Company operates in a single industry as a Member-owned wholesaler cooperative.

     The Company serves approximately 5,700 True Value(R) Hardware Stores throughout the United States. Primary concentrations of Members exist in California (approximately 8%), New York, Illinois and Texas (approximately 6% each), Pennsylvania (approximately 5%) and Michigan, Ohio and Wisconsin (approximately 4% each).

                       CONSOLIDATED RATIO OF EARNINGS TO
                          FIXED CHARGES OF THE COMPANY

                             FOR THE FISCAL YEAR
                   ----------------------------------------
                   1994     1993     1992     1991     1990
                   ----     ----     ----     ----     ----
                   2.84     2.73     2.73     2.96     2.89

                          FOR THE THIRTY-NINE WEEKS
                                    ENDED
                         ----------------------------
                         SEPTEMBER 30,     OCTOBER 1,
                            1995             1994
                         -------------     ----------
                             2.07            2.77

     The ratio of earnings to fixed charges has been computed by dividing earnings before income taxes and fixed charges by fixed charges. Fixed charges consist of interest expense and the portion of rental expense deemed to represent interest expense.

                                USE OF PROCEEDS

     The proceeds from the sale of the Notes will be made available for general working capital purposes, including the purchase of merchandise for resale to Members and the maintenance of adequate inventory levels.

                              PLAN OF DISTRIBUTION

     The Notes being offered hereby are offered exclusively to current members of the Company holding Class A Common Stock and their immediate family members, current holders of certain Cotter & Company variable denomination fixed rate Redeemable Term Notes, and current employees of the Company and its subsidiaries. The Notes are offered only in units of $1,000. All sales of the Notes will be made for cash.

     The availability of the Program will be communicated through a mailing to all Offerees. An Offeree, upon request of an application package will receive the Prospectus, the Program Description, IRS W-9 Certification Form, and application form to be returned to the Company. The application will include the Investor's registration form for Two-Year Notes, Three-Year Notes, or Four-Year Notes. By signing and returning the application form and IRS W-9 Certification Form, together with the check for the invested amount to the Company's designated lockbox bank account, an Investor shall consent to be bound by the terms of the Program, as described in the Program Description, as amended from time to time by the Company.

                                    GENERAL

     The Program is designed to provide Investors with a convenient means of investing funds directly with the Company. The Notes are available in units of $1,000.

NOTE TERMS

     The Notes will be issued quarterly commencing April 1st, 1996 and will be offered in two-year terms; in three-year terms; and in four-year terms.

INTEREST RATE

     The Notes will bear interest at a rate determined by the Company. The fixed interest rate on the Notes will be set for each quarter by the Company as a spread of 1% over the comparable Treasury Note. Information concerning the interest rate on the Notes will be available by calling toll free 800-507-9000.

     Investors will have the option to elect to receive interest payments or to have the interest payments added to the Note on a semi-annual basis. Interest is calculated on a 365 day year and will be issued on a semi-annual basis. Interest payments and principal at maturity will be paid by check and mailed on the next business day.

     The Investor can change the interest payment option between paid or reinvested by notifying the Agent Bank in writing.

TYPES OF ACCOUNTS

     Investors may hold ownership of the Notes in one of the following four types of accounts: Single Tenancy, Joint Tenancy with Right of Survivorship, Tenancy by Custodian (under the Uniform Gifts to Minors Act) and Living Trust. The Notes are not transferable and may not be pledged as collateral for any debt of the Investor.

     If an Investor's legal name changes, Form W-9 and a signature guarantee will be needed to change the name of the Investor on an account.

     These Notes cannot be held by a retirement savings plan described in
Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended.

ACCOUNT INFORMATION

     For current Account Information, Investors may call toll-free 800-507-9000.

                                 HOW TO INVEST

     The availability of the Program will be communicated through a mailing to all Offerees. An Offeree, upon request of an application package will receive the Prospectus, the Program Description, IRS W-9 Certification Form and an application form to be returned to the Company. The application form will include the Investors registration form, for Two-Year Notes, Three-Year Notes, and Four-Year Notes. By signing and returning the application form together with the check of the invested amount to the Company's designated lockbox bank account, an Investor shall consent to be bound by the terms of the Program as described in the Program Description, as amended from time to time by the Company. THIS COMPLETED APPLICATION, THE IRS W-9 CERTIFICATION FORM AND THE CHECK FOR THE INVESTED AMOUNT MUST BE RECEIVED BY THE COMPANY AT THE COMPANY'S DESIGNATED LOCKBOX BANK ACCOUNT ON OR BEFORE THE LAST BUSINESS DAY BEFORE THE START OF EACH

CALENDAR YEAR QUARTER (MARCH 31ST FOR APRIL 1ST; JUNE 30TH FOR JULY 1ST; SEPTEMBER 30TH FOR OCTOBER 1ST AND DECEMBER 31ST FOR JANUARY 1ST).

                                 HOW TO REDEEM

     The Notes may be redeemed prior to maturity subject to a penalty (the "Penalty") consisting of the loss of 120 days of interest as calculated on the most recent quarterly stated principal balance. This Penalty may result in a reduction of the Investor's principal balance.

     Investors may not transfer ownership of the Notes. In cases of probate or court decree, the Notes will be redeemed and will be subject to Penalty. The Investors will not be able to break the Notes into smaller denominations at any time during the life of the Notes.

                           CERTAIN TERMS OF THE NOTES

TRUST INDENTURE

     The Notes shall be issued under an indenture (the "Indenture"), between the Company and Bank of America Illinois (the "Trustee"). The statements under this heading are subject to the detailed provisions of the Indenture, a copy of which will be provided without charge to each person to whom a Prospectus is delivered, upon written or oral request. Such request should be directed to Kerry J. Kirby, Vice President and Chief Financial Officer, Cotter & Company, presently located at 2740 North Clybourn Avenue, Chicago, IL 60614, telephone number 312-975-2700. After December 15th, the Company will be located at 8600 West Bryn Mawr Avenue, Chicago, Illinois 60631, telephone number 312-695-5000.

NOTE SUBORDINATION/RISK FACTORS

     The Notes will be subordinated in right of payment to senior notes, indebtedness to banking institutions, trade creditors and other indebtedness of the Company.

OPTIONAL REDEMPTION BY THE COMPANY

     The Notes will be redeemable at the Company's option at any time, in whole or in part, at 100% of the principal amount thereof, plus accrued and unpaid interest to the redemption date. Any partial redemption of the Notes will be effected by lot or pro rata or by any other method that is deemed fair and appropriate by the Trustee.

     Any Notes redeemed at the Company's option, plus accrued and unpaid interest thereon to the date of redemption, will be paid by check to the Investor. Interest on all redeemed Notes shall cease to accrue on and after the effective date of redemption.

                                   DIVIDENDS

     Other than the payment of patronage dividends, including the redemption of some nonqualified written notices of allocation, the Company has not paid dividends on its Class A Common Stock or Class B Common Stock. The Board of Directors does not plan to pay dividends on either of said classes. See "Distribution of Patronage Dividends".

                            SELECTED FINANCIAL DATA

                                                                FOR THE YEARS ENDED
                                       ----------------------------------------------------------------------
                                       DECEMBER 31,   JANUARY 1,    JANUARY 2,    DECEMBER 28,   DECEMBER 29,
                                           1994          1994          1993           1991           1990
                                       ------------   ----------   ------------   ------------   ------------
                                                        (IN THOUSANDS EXCEPT PER SHARE DATA)
Revenues.............................   $2,574,445    $2,420,727    $2,356,468     $2,139,887     $2,135,120
Net margins..........................   $   60,318    $   57,023    $   60,629     $   59,425     $   54,847
Patronage dividends..................   $   60,421    $   54,440    $   60,901     $   60,339     $   56,269
Total assets.........................   $  868,785    $  803,528    $  833,372     $  763,109     $  709,895
Long-term debt and obligations under
  capital leases.....................   $   75,756    $   69,201        72,749     $   13,335     $   15,077
Promissory (subordinated) and
  instalment notes payable...........   $  199,099    $  217,996    $  235,695     $  235,289     $  215,452
Redeemable Class A Common Stock......   $    6,370    $    6,633    $    6,857     $    7,077     $    7,362
Redeemable Class B Common Stock......   $  116,663    $  110,773    $  108,982     $  104,151     $  101,398
Book value per share of Class A
  Common Stock and Class B Common
  Stock(a)...........................   $   103.57    $   103.85    $   101.42     $   102.50     $   103.38

---------------
(a) The book value per share of the Company's Class A Common Stock and Class B Common Stock is the value, determined in accordance with generally accepted accounting principles, of such shares as shown by the respective year-end consolidated balance sheets of the Company, included elsewhere herein as reported on by the Company's independent auditors, after eliminating therefrom all value for goodwill, and other intangible assets and any retained earnings specifically appropriated by the Company's Board of Directors.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

  THIRTEEN WEEKS ENDED SEPTEMBER 30, 1995 COMPARED TO THIRTEEN WEEKS ENDED OCTOBER 1, 1994

     Revenues decreased by $59,019,000 or 9.0% compared to the same period last year. The decrease was attributable to the phase out of the V&S(R) Variety division and the outdoor power equipment manufacturing division, and lower pricing of lumber related products.

     Gross margins decreased by $6,957,000 or 12.1% compared to the same period last year. Gross margins as a percentage of revenues declined to 8.5% from 8.8% for the same period last year. Warehouse, general and administrative expenses decreased by $3,815,000 or 11.4% and as a percent of revenues, decreased to 5.0% from 5.1% for the same period last year. Both decreases were primarily due to the phase out of the V&S(R) Variety division and the outdoor power equipment manufacturing division.

     Interest paid to Members decreased by $649,000 or 11.4% primarily due to a lower principal balance and a lower average interest rate.

     Other interest expense remained comparable to the same period last year.

     Net margins were $13,447,000 compared to $15,452,000 for the same period last year.

  THIRTY-NINE WEEKS ENDED SEPTEMBER 30, 1995 COMPARED TO THIRTY-NINE WEEKS ENDED OCTOBER 1, 1994

     Revenues decreased by $91,081,000 or 4.7% compared to the same period last year. The decrease was attributable to the phase out of the V&S(R) Variety division and the outdoor power equipment manufacturing division and lower pricing of lumber related products.

     Gross margins decreased by $18,101,000 or 10.5%. Gross margins as a percentage of revenues declined to 8.4% from 8.9% for the same period last year. Warehouse, general and administrative expenses decreased by $8,232,000 or 7.8% and as a percentage of revenues, decreased to 5.3% from 5.4% for the same period last year. Both decreases were primarily due to the phase out of the V&S(R) Variety division and the outdoor power equipment manufacturing division during the second quarter of the year. The majority of the impact to the gross margin from this phase out was completed by the second quarter, but the benefits to warehouse, general and administrative expenses will continue for the remainder of the year.

     Interest paid to Members decreased by $1,704,000 or 9.9% primarily due to a lower principal balance and lower average interest rates.

     Other interest expense increased by $1,647,000 or 28.8% compared to the same period last year primarily due to higher borrowings and a higher average interest rate.

     Net margins were $34,591,000 compared to $44,081,000 for the same period last year.

  FISCAL YEAR 1994 COMPARED TO FISCAL YEAR 1993

     In fiscal year 1994, the Company's revenues increased $153,718,000 from last year. Total revenues grew to $2,574,445,000, an increase of 6.4%. The improvement resulted from increased merchandise shipments to existing Members.

     Classes of merchandise with the strongest percentage increases in fiscal year 1994 were Lumber and Building Materials, up 11.9%; Farm and Garden Supplies, up 8.9%; Hardware Goods, up 7.3%; Appliances and Housewares, up 7.0%; and Variety and Related Goods, up 6.4%. The South Central region of the United States showed the largest growth at 9.4%. Other regions showing strong growth were the Southeast at 8.1%; the Northeast at 7.2%; and North Central at 7.1%.

     Consolidated gross margins increased by $5,410,000 or 2.5% but as a percentage of revenues decreased to 8.7% from 9.0% reflecting a change in the Company's sales mix from warehouse to direct shipments, combined with the new Pinpoint Pricing program and more promotionally oriented merchandising programs.

     Warehouse, general and administrative expenses remained comparable with the previous year but expressed as a percentage of revenues decreased to 5.2% from 5.5% due to the Company's continuing efforts to reduce operating costs.

     Interest paid to Members decreased by $1,564,000 or 6.4% primarily due to a lower average interest rate.

     Net margins were $60,318,000 for the year ended December 31, 1994 compared to $57,023,000 for the year ended January 1, 1994. The fiscal year 1993 net margins include a one-time gain on the sale of properties of $5,985,000 offset by the related income tax of $2,162,000.

  FISCAL YEAR 1993 COMPARED TO FISCAL YEAR 1992

     Revenues increased $64,259,000 or 2.7% compared to the previous year. The majority of this revenue gain resulted from increased direct shipment sales to Members. Contributing to the increased direct shipments were strong increases of 15.6% from Lumber and Building Materials and a 20.5% increase from the Company's manufacturing division, General Power Equipment Company. Another significant portion of the Company's revenue increase was due to Cotter Canada Hardware and Variety Cooperative, Inc. ("Cotter Canada"). With its growth in membership and its first full year of operations, Cotter Canada shipments to Canadian members increased by 36.4%.

     Consolidated gross margins increased $1,313,000 but as a percentage of revenue decreased to 9.0% from 9.2% reflecting the change in sales mix from warehouse to direct shipments.

     Warehouse, general and administrative expenses increased by $9,430,000 or 7.7% due to higher manufacturing and logistic costs, increases associated with a full year of operations at Cotter Canada and non-recurring expenses related to the decentralization of functions previously performed at the Company's National Headquarters.

     Interest paid to Members decreased $1,258,000 or 4.9% primarily due to a lower average interest rate.

     Other interest expense increased by $156,000 or 2.1% due to a long-term financing agreement entered into by the Company during the second quarter of fiscal year 1992 to finance the expansion of the Company's distribution network and entry into Canada. This increase was partially offset by a decrease in short-term borrowings and the average rate of interest compared to the corresponding period last year.

     The gain on sale of properties owned of $5,985,000 and the corresponding increase in income tax expense of $2,193,000 resulted primarily from the disposition of a regional distribution center in Pomona, California and real estate located in Chicago, Illinois.

     Net margins were $57,023,000 for the year ended January 1, 1994 compared to $60,629,000 for the year ended January 2, 1993.

LIQUIDITY AND CAPITAL RESOURCES

  THIRTY-NINE WEEKS ENDED SEPTEMBER 30, 1995 COMPARED WITH THE YEAR ENDED DECEMBER 31, 1994

     Cash and cash equivalents were comparable at September 30, 1995 and December 31, 1994.

     Cash flows for the thirty-nine weeks ended September 30, 1995 of $43,210,000 were provided by operating activities. Accounts and notes receivable increased by $24,991,000 due to seasonal payment terms for merchandise extended to the Company's Members. Accounts payable and accrued expenses decreased by $21,203,000 primarily due to the decrease in inventory of $59,081,000 offset by favorable seasonal terms obtained from vendors which were passed on to the Company's Members. The decrease in inventory is due to the phase out of the V&S(R) Variety division and the outdoor power equipment manufacturing division.

     Cash flows for the thirty-nine weeks ended September 30, 1995 of $12,880,000 were used for investing activities. Total capital expenditures, including those made under capital leases of $2,470,000, were $18,468,000 for the thirty-nine weeks ended September 30, 1995 compared to $16,796,000 during the comparable period in 1994. These capital expenditures were related to additional equipment and technological improvements at the regional distribution centers and the National Headquarters. Funding of any additional 1995 capital expenditures is anticipated to come from operations and external sources, if necessary.

     Cash flows for the thirty-nine weeks ended September 30, 1995 of $30,603,000 were used for financing activities. Short-term lines of credit under informal agreements with lending banks, cancelable by either party under specific circumstances, totaled $63,000,000 at September 30, 1995. Borrowings under these agreements were $8,042,000 at September 30, 1995.

     The Company's capital is primarily derived from redeemable Class A common stock and retained earnings, together with promissory (subordinated) notes and redeemable nonvoting Class B common stock issued in connection with the Company's annual patronage dividend. Funds derived from these capital resources are usually sufficient to satisfy long-term capital needs.

     At September 30, 1995, net working capital increased to $223,807,000 from $221,054,000 at December 31, 1994. The current ratio is 1.51 compared to 1.47 at December 31, 1994.

     The Company has reviewed the impact of all new accounting standards issued as of September 30, 1995 that will be adopted at a future date, and has determined that these will not have a material impact on the Company's operating results and financial position.

  FISCAL YEAR 1994 COMPARED TO FISCAL YEAR 1993

     Cash and cash equivalents in 1994 remained comparable to the previous year. Cash flows for the year ended December 31, 1994 of $88,663,000 were provided by operating activities through shipment of inventories to True Value(R) and V&S(R) Members, which were purchased or manufactured by the Company. Cash flows of $18,121,000 were used for investing activities and cash flows of $70,025,000 were used for financing activities.

     At the end of fiscal year 1994, inventories increased by $48,681,000, to support anticipated future orders of seasonal merchandise. Short-term borrowings decreased by $13,958,000, but accounts payable increased by $79,252,000 in support of the increased inventories for anticipated future orders of seasonal merchandise and favorable seasonal terms obtained from vendors. Since the favorable seasonal terms were passed on to the Company's Members, accounts and notes receivable increased by $18,078,000.

     At December 31, 1994, net working capital decreased to $221,054,000 from $225,206,000 at January 1, 1994. The current ratio decreased to 1.47 at December 31, 1994 compared to 1.57 at January 1, 1994.

     Short-term lines of credit available under informal agreements with lending banks, cancellable by either party under specific circumstances, amounted to $67,800,000 at December 31, 1994. Borrowings under these agreements were $9,329,000 at December 31, 1994 compared to $23,287,000 at January 1, 1994.

     The Company's capital is primarily derived from redeemable Class A Common Stock and retained earnings, together with Promissory (Subordinated) Notes and redeemable nonvoting Class B Common Stock issued in connection with the Company's annual patronage dividend. Funds derived from these capital resources are usually sufficient to satisfy long-term capital needs.

     Total capital expenditures, including those made under capital leases, were $21,427,000 in fiscal year 1994 compared to $13,382,000 in fiscal year 1993 and $30,398,000 in fiscal year 1992. These capital expenditures were principally related to additional equipment and technological improvements at the regional distribution centers and National Headquarters. Funding of capital expenditures in fiscal year 1995 is anticipated to come from operations and external sources, if necessary.

     Effective January 3, 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes". As permitted under the new rules, prior years' financial statements have not been restated. The cumulative effect of this adoption did not have a material effect on the consolidated financial statements. Additionally, the Company has reviewed the impact of all new accounting standards issued as of the filing date of this report, that will be adopted at a future date, and has determined that these will not have a material impact on the Company's results of operations or financial position.

                                    BUSINESS

     The Company is a Member-owned wholesaler of hardware and related merchandise. It is the largest wholesaler of hardware and related merchandise in the United States. The Company also manufactures paint and paint applicators. For reporting purposes, the Company operates in a single industry as a Member-owned wholesaler cooperative.

     Membership entitles a Member to use certain Company trademarks and trade names, including the federally registered collective membership trademark indicating membership in "True Value(R) Hardware Stores". The "True Value(R)" collective membership mark has a present expiration date of January 2, 2003.

     The Company serves approximately 5,700 True Value(R) Hardware Stores throughout the United States. Primary concentrations of Members exist in California (approximately 8%), New York, Illinois and Texas (approximately 6% each), Pennsylvania (approximately 5%) and Michigan, Ohio and Wisconsin (approximately 4% each).

     The Company's total sales of merchandise to its U.S. Members were divided among the following general classes of merchandise:

                                                     DECEMBER 31,   JANUARY 1,    JANUARY 2,
                                                         1994          1994          1993
                                                     ------------  ------------  ------------
          Hardware Goods............................     20.1%         20.0%         20.8%
          Electrical and Plumbing Supplies..........     15.8%         16.3%         16.3%
          Painting and Cleaning Supplies............     14.4%         14.9%         14.7%
          Variety and Related Goods.................     13.9%         13.9%         14.2%
          Lumber and Building Materials.............     12.9%         12.3%         10.8%
          Farm and Garden Supplies..................     12.5%         12.3%         11.7%
          Appliances and Housewares.................     10.4%         10.3%         11.5%

     The Company serves its Members by purchasing products in quantity lots and selling them to Members in smaller lots, passing along any savings to Members in the form of lower prices and/or patronage dividends. The Company holds conventions and meetings for its Members in order to keep them better informed as to industry trends and the availability of new merchandise. The Company also provides each of its Members with an illustrated price catalog showing the products available from the Company. The Company's sales to its Members are divided into three categories, as follows: (1) warehouse shipment sales (approximately 47% of total sales); (2) direct shipment sales (approximately 42% of total sales); and (3) relay sales (approximately 11% of total sales). Warehouse shipment sales are sales of products purchased, warehoused, and resold by the Company upon orders from the Members. Direct shipment sales are sales of products purchased by the Company but delivered directly to Members from manufacturers. Relay sales are sales of products purchased by the Company in response to the requests of several Members for a product which is not normally held in inventory and is not susceptible to direct shipment. Generally, the Company will give notice to all Members of its intention to purchase products for relay shipment and then purchases only so many of such products as the Members order. When the product shipment arrives at the Company, it is not warehoused; rather, the Company breaks up the shipment and "relays" the appropriate quantities to the Members who placed orders.

     The Company also manufactures paint and paint applicators. The principal raw materials used by the Company are chemicals. All raw materials are purchased from outside sources. The Company has been able to obtain adequate sources of raw materials and other items used in production and no shortages of such materials which will materially impact operations are currently anticipated.

     The Company annually sponsors two "markets" (one in the Spring and one in the Fall). In fiscal year 1996, these markets will be held in St. Louis, Missouri. Members are invited to the markets and generally place substantial orders for delivery during the period prior to the next market. During such markets, new merchandise and seasonal merchandise for the coming season is displayed to attending Members.

     As of October 31, 1995 and October 31, 1994, the Company had comparatively lower backlog of firm orders (including relay orders). The date coincides with the current fall market held recently and tabulations of order are not available as of this time. The Company's backlog at any given time is made up of two principal components: (i) normal resupply orders and (ii) market orders for future delivery. Resupply orders are orders from Members for merchandise to keep inventories at normal levels. Generally, such orders are filled the day following receipt, except that relay orders for future delivery (which are in the nature of resupply orders) are not intended to be filled for several months. Market orders for future delivery are Member orders for new or seasonal merchandise given at the Company's two markets, for delivery during the several months subsequent to the markets. Thus, the Company will have a relatively high backlog at the end of each market which will diminish in subsequent months until the next market.

     The retail hardware industry is characterized by intense competition. Independent retail hardware businesses served by the Company continue to face intense competition from chain stores, discount stores, home centers, and warehouse operations. Increased operating expenses for the retail stores, including increased costs due to longer open-store hours and higher rental costs of retail space, have cut into operating margins and brought pressures for lower merchandise costs, to which the Company has been responsive through a retail oriented competitive pricing strategy on high turnover, price sensitive items (Pinpoint Pricing program). The Company competes with other Member-owned and non-member-owned wholesalers as a source of supply and merchandising support for independent retailers. Competitive factors considered by independent retailers in choosing a source of supply include pricing, servicing capabilities, promotional support and merchandise selection and quality. Increased operating expenses and decreased margins have resulted in the withdrawal from business of several non-member-owned wholesalers.

     During fiscal year 1992, the Company acquired through a Canadian subsidiary, a majority equity interest in Cotter Canada Hardware and Variety Cooperative, Inc., a Canadian wholesaler of hardware, variety and related merchandise. This cooperative serves 425 True Value(R) and V&S(R) Stores, all located in Canada. The cooperative has approximately 338 employees and generated less than 5% of the Company's consolidated revenue in three quarters of 1995 and in fiscal year 1994.

     The Company operates several other subsidiaries, most of which are engaged in businesses providing additional services to the Company's Members. In the aggregate, these subsidiaries are not significant to the Company's results of operations.

     The Company employs approximately 3,500 persons in the United States on a full-time basis. Due to the widespread geographical distribution of the Company's operations, employee relations are governed by the practices prevailing in the particular area and are generally dealt with locally. Approximately 35% of the Company's hourly-wage employees are covered by collective bargaining agreements which are generally effective for periods of three or four years. In general, the Company considers its relationship with its employees to be good.

                      DISTRIBUTION OF PATRONAGE DIVIDENDS

     The Company operates on a cooperative basis with respect to business done with or for Members. All Members are entitled to receive patronage dividend distributions from the Company on the basis of gross margins of merchandise and/or services purchased by each Member. In accordance with the Company's By-Laws and Retail Member Agreement; the annual patronage dividend is paid to Members out of the gross margins from operations and other patronage source income, after deduction for expenses, reserves and provisions authorized by the Board of Directors.

     Patronage dividends are usually paid to Members within 60 days after the close of the Company's fiscal year; however, the Internal Revenue Code (the "Code") permits distribution of patronage dividends as late as the 15th day of the ninth month after the close of the Company's fiscal year, and the Company may elect to distribute the annual patronage dividend at a later time than usual in accordance with the provisions of the Code.

     The Company's By-Laws provide for the payment of year-end patronage dividends, after payment of at least 20% of such patronage dividends in cash, in qualified written notices of allocation including (i) Class B nonvoting Common Stock based on book value thereof, to a maximum of 2% of the Member's net purchases of merchandise from the Company for the year (except in unusual circumstances of individual hardships, in which case the Board of Directors reserves the right to make payments in cash), (ii) Promissory (Subordinated) Notes, or (iii) other property. The Company may also issue nonqualified written notices of allocation to its Members as part of its annual patronage dividend.

     In determining the form of the annual patronage dividend, a Member's required investment in Class B Common Stock of the Company had been limited by the Board of Directors to an amount in the aggregate not exceeding an amount (computed on the basis of par value thereof and to the nearest multiple of $100) equal to (i) two percent (2%) of a Member's net purchases of direct shipment sales from the Company and purchases of direct shipment sales of "Competitive Edge Program Lumber" materials computed separately at one percent (1%), (ii) four percent (4%) of a Member's net purchases of relay sales from the Company and (iii) eight percent (8%) of a Member's net warehouse purchases from the Company in the year of the highest total net purchases of the three preceding years. In 1995, the Board of Directors adopted a plan to continue to adequately capitalize the Company and to more equitably divide the responsibility for capitalizing the Company among its Members. As a result, it is anticipated that these percentages will be changed. In that each Member has equal voting power (voting rights being limited to Class A Common Stock), acquisition of Class B Common Stock as patronage dividends generally results in the larger-volume Members having greater Common Stock equity in the Company but a lesser proportionate voting power per dollar of Common Stock owned than smaller-volume Members.

PAYMENT OF PATRONAGE DIVIDENDS IN ACCORDANCE WITH THE INTERNAL REVENUE CODE

     The Code specifically provides for the taxation of cooperatives (such as the Company) and their patrons (such as the Company's Members) so as to ensure that the business earnings of cooperatives are currently taxable either to the cooperatives or to the patrons.

     The shares of Class B Common Stock and the Promissory (Subordinated) Notes distributed by the Company to its Members as partial payment of the patronage dividend are "written notices of allocation" within the meaning of that phrase as used in the Code. In order that such written notices of allocation shall be deducted from earnings in determining taxable income of the Company, it is necessary that the Company pay 20% or more of the annual patronage dividend in cash and that the Members consent to having the allocations (at their stated dollar amount) treated as being constructively received by them and includable in their gross income. These conditions being met, the shares of Class B Common Stock and the Promissory (Subordinated) Notes distributed in payment of patronage dividends become "qualified written notices of allocation" as that phrase is used in the Code. Section 1385(a) of the Code provides, in substance, that the amount of any patronage dividend which is paid in money or in qualified written notices of allocation shall be included in the gross income of the patron (Member) for the taxable year in which it receives such money or such qualified written notices of allocation.

     Thus, every year each Member may receive, as part of the Member's patronage dividend, non-cash "qualified written notices of allocation", which may include Class B Common Stock or Promissory (Subordinated) Notes, the stated dollar amount of which must be recognized as gross income for the taxable year in which received. The portion of the patronage dividend paid in cash (at least 20%) may be insufficient, depending on the tax bracket in each Member's case, to provide funds for the payment of income taxes for which the Member will be liable as a result of the receipt of the entire patronage dividend, including cash, Class B Common Stock and Promissory (Subordinated) Notes.

     In response to the provisions of the Code, the Company's By-Laws provide for the treatment of the shares of Class B Common Stock, Promissory (Subordinated) Notes and such other notices as the Board of Directors may determine, distributed in payment of patronage dividends as "qualified written notices of allocation." The By-Laws provide in effect:

          (i) for payment of patronage dividends partly in cash, partly in qualified written notices of allocation (including the Class B Common Stock and Promissory (Subordinated) Notes as described above), other property or in nonqualified written notices of allocation, and

          (ii) that membership in the organization (i.e. the status of being a Member of the Company) shall constitute consent by the Member to take the qualified written notices of allocation or other property into account in the Member's gross income as provided in Section 1385(a) of the Code.

     Under the provisions of the Code, persons who become or became Members of the Company or who retained their status as Members after adoption of the By-Laws providing that membership in the organization constitutes consent, and after receiving written notification and a copy of the By-Laws are deemed to have consented to the tax treatment of the cash and the qualified written notices of allocation in which the patronage dividends are paid, in accordance with Section 1385(a) of the Code. Written notification of the adoption of the By-Laws and its significance, and a copy of the By-Laws, were sent to each then existing Member and have been, and will continue to be, delivered to each party that became, or becomes a Member thereafter. Such consent is then effective except as to patronage occurring after the distributee ceases to be a Member of the organization or after the By-Laws of the organization cease to contain the provision with respect to the above described consent.

     Each year since 1978, the Company has paid its Members 30% of the annual patronage dividend in cash in respect to patronage (excluding nonqualified written notices of allocation) occurring in the preceding year. It is the judgment of management that the payment of 30% or more of patronage dividends in cash will not have a material adverse effect on the operations of the Company or its ability to maintain adequate working capital for the normal requirements of its business. However, the Company is obligated to distribute only 20% of the annual patronage dividend (excluding nonqualified written notices of allocation) in cash and it may distribute this lesser percentage in future years.

     In order to avoid the administrative inconvenience and expense of issuing separate certificates representing shares of Class B Common Stock and separate Promissory (Subordinated) Notes to each Member, the Company deposits a bulk certificate and a bulk Promissory (Subordinated) Note with Harris Trust and Savings Bank, Chicago, Illinois for safekeeping for and on behalf of its Members and sends a written notice to each Member of these deposits and the allocation thereof to such Member. Each Member is, and is shown on the books of the Company as, the registered owner of his allocation of Class B Common Stock and Promissory (Subordinated) Notes. Upon written request to the Company, a Member can obtain a certificate for all or any portion of his Class B Common Stock and a Note or Notes for all or any portion of the amount allocated to his account.

                                   MANAGEMENT

The directors and principal executive officers of the Company are as follows:

    NAME (AGE)                                               OFFICE
    ----------                                               ------
    Karen M. Agnew (53)...............................  Vice President and Assistant
                                                          Secretary
    Daniel T. Burns (44)..............................  Vice President and Secretary
    Danny R. Burton (49)..............................  Vice President
    David W. Christmas (47)...........................  Vice President
    William M. Claypool, III (73).....................  Director
    Samuel D. Costa, Jr. (54).........................  Director
    Daniel A. Cotter (60).............................  President, Chief Executive Officer
                                                          and Director
    Leonard C. Farr (74)..............................  Director
    William M. Halterman (48).........................  Director
    Robert F. Johnson (52)............................  Vice President
    Jerrald T. Kabelin (58)...........................  Chairman of the Board and Director
    Kerry J. Kirby (49)...............................  Vice President, Chief Financial
                                                          Officer and Treasurer
    Charles L. Kremers (45)...........................  Vice President
    Robert J. Ladner (49).............................  Director
    Lewis W. Moore (83)...............................  Director
    Kenneth W. Noble (38).............................  Director
    Steven J. Porter (43).............................  Executive Vice President and Chief
                                                          Operating Officer
    Richard L. Schaefer (66)..........................  Director
    John P. Semkus (48)...............................  Vice President
    George V. Sheffer (43)............................  Director
    Dennis A. Swanson (56)............................  Director
    Robert G. Waters (75).............................  Director
    John M. West, Jr. (42)............................  Director
    Donald E. Yeager (53).............................  Director

     During the past five years, the principal occupation of each director of the Company, other than Daniel A. Cotter, was the operation of retail hardware stores.

                      DESCRIPTION OF REDEEMABLE TERM NOTES

     These Variable Denomination Fixed Rate Redeemable Term Notes are being issued and offered by Cotter & Company pursuant to the Cotter & Company Investment Program. The Notes will be made available to current Members of Cotter & Company holding Class A Common Stock and their immediate family members, current holders of certain Cotter & Company variable denomination fixed rate redeemable term notes, and to current employees of Cotter & Company and its subsidiaries. The Program is designed to provide investors with a means of investing funds directly with the Company.

                         AGENT BANK AND ADMINISTRATION

     The Company has engaged the Northern Trust Bank of Chicago as the Agent Bank to service the Program. The Agent Bank will send the following to the
Investor:

        -- Investment confirmation,

        -- Quarterly statements listing all notes held and all transaction information on a year-to-date basis,

        -- Advance maturity notices with renewal forms,

        -- Form 1099INT and

        -- Form 1099B (if applicable).

     Additionally, the Agent Bank will provide an automated voice response system, 800-507-9000, to allow Investors to call and obtain aggregate account and individual Note information. The Agent Bank will also process early redemption requests, respond to inquiries and provide to Investors information on Notes and accounts. Additional or other inquiries from Investors to the Agent Bank will be forwarded to the Company.

                                     TAXES

     The Program is not qualified under Section 401(a) of the Internal Revenue Code. Accordingly, all interest credited to the Notes or paid in any taxable year is reportable by the Investor as taxable income for Federal income tax purposes. No part of the taxable interest is excludable from taxable income.

     The December statement to each Investor from the Agent Bank each year will state the full amount reportable as taxable income. The Agent Bank also will file tax information returns as required by law. State and local income taxes and tax reporting also may be applicable. Investors are individually responsible for complying with applicable Federal, state, and local tax laws and should consult their individual tax advisors with respect to tax consequences which may be applicable to their particular situation.

                                 LEGAL MATTERS

     The legality of the Notes will be passed upon for the Company by Daniel T. Burns, Vice President, Secretary and General Counsel of the Company.

          INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS COVERED
                           BY THIRD QUARTER FORM 10-Q

                                                                                        PAGE(S)
                                                                                        -----
Condensed Consolidated Balance Sheet at September 30, 1995 and December 31, 1994.....   20-21
Condensed Consolidated Statement of Operations for each of the thirteen weeks and the
  thirty-nine weeks in the periods ended September 30, 1995 and October 1, 1994......      22
Condensed Consolidated Statement of Cash Flows for the thirty-nine weeks ended
  September 30, 1995 and October 1, 1994.............................................      23
Notes to Condensed Consolidated Financial Statements.................................   24-25

                         PART I--FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

                                COTTER & COMPANY

                               ------------------

                      CONDENSED CONSOLIDATED BALANCE SHEET

                                     ASSETS




                                                                  SEPTEMBER 30,       DECEMBER 31,
                                                                      1995                1994
                                                                  -------------       ------------
                                                                   (UNAUDITED)
                                                                          (000'S OMITTED)
Current assets:
  Cash and cash equivalents.....................................     $  1,558           $  1,831
  Accounts and notes receivable.................................      319,654            294,663
  Inventories...................................................      325,666            384,747
  Prepaid expenses..............................................       13,781              7,861
                                                                     --------           --------
               Total current assets.............................      660,659            689,102
Properties owned, less accumulated depreciation.................      161,747            164,261
Properties under capital leases, less accumulated
  amortization..................................................        5,843              4,691
Other assets....................................................       11,773             10,731
                                                                     --------           --------
               Total assets.....................................     $840,022           $868,785
                                                                     ========           ========

           See Notes to Condensed Consolidated Financial Statements.

                                COTTER & COMPANY

                               ------------------

                      CONDENSED CONSOLIDATED BALANCE SHEET

                         LIABILITIES AND CAPITALIZATION




                                                                       SEPTEMBER 30,     DECEMBER 31,
                                                                           1995              1994
                                                                       ------------      -------------
                                                                        (UNAUDITED)
                                                                              (000'S OMITTED)
Current liabilities:
  Accounts payable and accrued expenses.............................     $ 358,569        $379,772
  Short-term borrowings.............................................         8,042           9,329
  Current maturities of notes, long-term debt and lease
     obligations....................................................        59,738          60,564
  Patronage dividends payable in cash (Estimated at September 30,
     1995)..........................................................        10,503          18,383
                                                                          --------        --------
               Total current liabilities............................       436,852         468,048
                                                                          --------        --------
Long-term debt and obligations under capital leases.................        74,904          75,756
                                                                          --------        --------
Capitalization:
  Estimated patronage dividends to be distributed principally by the issuance of promissory (subordinated) notes and redeemable
     Class B nonvoting common stock.................................        20,541              --
  Promissory (subordinated) and instalment notes....................       191,340         199,099
  Redeemable Class A common stock and partially paid subscriptions
     (Authorized 100,000 shares; issued and fully paid, 54,550 and
     63,350 shares).................................................         5,482           6,370
  Redeemable Class B nonvoting common stock and paid-in capital
     (Authorized 2,000,000 shares; issued and fully paid, 1,071,574 and 1,047,756 shares; issuable as partial payment of patronage
     dividends, 104,275 shares as of December 31, 1994).............       108,292         116,663
  Retained earnings.................................................         3,346           3,764
                                                                          --------        --------
                                                                           329,001         325,896
  Foreign currency translation adjustment...........................          (735)           (915)
                                                                          --------        --------
               Total capitalization.................................       328,266         324,981
                                                                          --------        --------
               Total liabilities and capitalization.................     $ 840,022        $868,785
                                                                          ========        ========

           See Notes to Condensed Consolidated Financial Statements.

                                COTTER & COMPANY

                               ------------------

                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                                                      FOR THE THIRTEEN              FOR THE THIRTY-NINE
                                                         WEEKS ENDED                    WEEKS ENDED
                                                 ---------------------------    ---------------------------
                                                 SEPTEMBER 30,    OCTOBER 1,    SEPTEMBER 30,    OCTOBER 1,
                                                     1995            1994           1995            1994
                                                 -------------    ----------    -------------    ----------
                                                                        (UNAUDITED)
                                                                      (000'S OMITTED)
                                                 ----------------------------------------------------------
Revenues......................................     $ 594,808       $ 653,827     $ 1,840,663     $1,931,744
Cost and expenses:
  Cost of revenues............................       544,407         596,469       1,686,660      1,759,640
  Warehouse, general and administrative.......        29,676          33,491          96,680        104,912
  Interest paid to members....................         5,047           5,696          15,476         17,180
  Other interest expense......................         2,083           2,070           7,362          5,715
  Other expense (income), net.................            18             461            (466)          (212)
  Income tax expense..........................           130             188             360            428
                                                    --------        --------      ----------     ----------
                                                     581,361         638,375       1,806,072      1,887,663
                                                    --------        --------      ----------     ----------
Net margins...................................     $  13,447       $  15,452     $    34,591     $   44,081
                                                    ========        ========      ==========     ==========

           See Notes to Condensed Consolidated Financial Statements.

                                COTTER & COMPANY

                               ------------------

                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                  FOR THE THIRTY-NINE WEEKS ENDED
                                                                 ----------------------------------
                                                                 SEPTEMBER 30,           OCTOBER 1,
                                                                     1995                   1994
                                                                 -------------           ----------
                                                                            (UNAUDITED)
                                                                          (000'S OMITTED)
Operating activities:
  Net margins.................................................     $  34,591              $  44,081
  Adjustments to reconcile net margins to cash and cash
     equivalents from operating activities:
     Statement of operations components not affecting cash and
       cash equivalents.......................................        18,475                 19,127
     Net change in working capital components.................        (9,856)               (35,256)
                                                                    --------               --------
  Net cash and cash equivalents provided by operating
     activities...............................................        43,210                 27,952
                                                                    --------               --------
Investing activities:
  Additions to properties owned...............................       (15,998)               (16,796)
  Proceeds from sale of properties owned......................         4,160                    313
  Changes in other assets.....................................        (1,042)                   139
                                                                    --------               --------
  Net cash and cash equivalents used for investing
     activities...............................................       (12,880)               (16,344)
                                                                    --------               --------
Financing activities:
  Proceeds (payments) of short-term borrowings................        (1,287)                12,545
  Payment of annual patronage dividend........................       (18,383)               (16,614)
  Payment of notes, long-term debts, lease obligations, and
     Class A common stock.....................................       (10,933)                (6,936)
                                                                    --------               --------
  Net cash and cash equivalents used for financing
     activities...............................................       (30,603)               (11,005)
                                                                    --------               --------
Net increase (decrease) in cash and cash equivalents..........          (273)                   603
Cash and cash equivalents at beginning of the year............         1,831                  1,314
                                                                    --------               --------
Cash and cash equivalents at end of the period................     $   1,558              $   1,917
                                                                    ========               ========

           See Notes to Condensed Consolidated Financial Statements.

                                COTTER & COMPANY

                               ------------------

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE 1--GENERAL

     The condensed consolidated balance sheet, statement of operations, and statement of cash flows at and for the period ended September 30, 1995 and the condensed consolidated statement of operations and statement of cash flows for the period ended October 1, 1994 are unaudited and, in the opinion of the management of Cotter & Company (the Company), include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of financial position, results of operations and cash flows for the respective interim periods. The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. This financial information should be read in conjunction with the consolidated financial statements for the year ended December 31, 1994 included in the Company's 1994 Annual Report on Form 10-K.

NOTE 2--ESTIMATED PATRONAGE DIVIDENDS

     Patronage dividends are declared and paid by the Company after the close of each fiscal year. It is estimated that, based on past experience, the 1995 annual patronage dividend will be distributed through a payment of 30% of the total distribution in cash, with the balance being paid through the issuance of the Company's Class B nonvoting common stock and five-year promissory (subordinated) notes. Such patronage dividends, consisting of substantially all of the Company's patronage source income, have been paid since 1949. The estimated patronage dividend for the thirty-nine weeks ended September 30, 1995 is $35,009,000 compared to $44,244,000 for the corresponding period in 1994.

NOTE 3--INVENTORIES

     Inventories consisted of:




                                                            SEPTEMBER 30,     DECEMBER 31,
                                                                1995             1994
                                                            -------------     ------------
                                                             (UNAUDITED)
                                                                   (000'S OMITTED)
          Manufacturing inventories:
            Raw materials................................     $   1,981         $ 12,986
            Work-in-process and finished goods...........        18,489           60,094
                                                               --------         --------
                                                                 20,470           73,080
          Merchandise inventories........................       305,196          311,667
                                                               --------         --------
                                                              $ 325,666         $384,747
                                                               ========         ========

                                COTTER & COMPANY

                               ------------------

       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                                  (UNAUDITED)

NOTE 4--DISPOSITION OF ASSETS

     On January 13, 1995, the Company announced the sale of certain inventory of its V&S(R) Variety division to a national wholesaler who has also agreed to supply the majority of the V&S(R) stores. Also, on January 31, 1995, the Company agreed to sell certain assets of its outdoor power equipment manufacturing division to a nationally recognized company and secured a favorable supply agreement for such equipment. These transactions will not have a material impact on the Company's results of operations or financial position.

               INDEX TO CONSOLIDATED FINANCIAL STATEMENTS COVERED
                       BY REPORT OF INDEPENDENT AUDITORS

                                                                                      PAGE(S)
                                                                                      -------
Report of Independent Auditors......................................................      27

Consolidated Balance Sheet at December 31, 1994 and January 1, 1994.................   28-29

Consolidated Statement of Operations for each of the three years in the period ended
  December 31, 1994.................................................................      30

Consolidated Statement of Cash Flows for each of the three years in the period ended
  December 31, 1994.................................................................      31

Consolidated Statement of Capital Stock and Retained Earnings for each of the three
  years in the period ended December 31, 1994.......................................      32

Notes to Consolidated Financial Statements..........................................   33-41

                         REPORT OF INDEPENDENT AUDITORS

To the Members and the Board of Directors
Cotter & Company

     We have audited the accompanying consolidated balance sheets of Cotter & Company as of December 31, 1994 and January 1, 1994, and the related consolidated statements of operations, cash flows and capital stock and retained earnings for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cotter & Company at December 31, 1994 and January 1, 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

                                           ERNST & YOUNG LLP

Chicago, Illinois
February 13, 1995

                                COTTER & COMPANY

                               ------------------

                           CONSOLIDATED BALANCE SHEET

                                     ASSETS

                                                                    DECEMBER 31,       JANUARY 1,
                                                                        1994              1994
                                                                    ------------       ----------
                                                                           (000'S OMITTED)
Current assets:
  Cash and cash equivalents.......................................    $  1,831          $   1,314
  Accounts and notes receivable...................................     294,663            276,585
  Inventories.....................................................     384,747            336,066
  Prepaid expenses................................................       7,861              6,969
                                                                      --------           --------
               Total current assets...............................     689,102            620,934
Properties owned, less accumulated depreciation...................     164,261            164,319
Properties under capital leases, less accumulated amortization....       4,691              6,769
Other assets......................................................      10,731             11,506

                                                                      --------           --------
               Total assets.......................................    $868,785          $ 803,528
                                                                      ========           ========

                See Notes to Consolidated Financial Statements.

                                COTTER & COMPANY

                               ------------------

                           CONSOLIDATED BALANCE SHEET

                         LIABILITIES AND CAPITALIZATION

                                                                    DECEMBER 31,       JANUARY 1,
                                                                        1994              1994
                                                                    ------------       ----------
                                                                           (000'S OMITTED)
Current liabilities:
  Accounts payable................................................    $334,468          $ 255,216
  Accrued expenses................................................      45,304             38,926
  Short-term borrowings...........................................       9,329             23,287
  Current maturities of notes, long-term debt and lease
     obligations..................................................      60,564             61,685
  Patronage dividend payable in cash..............................      18,383             16,614
                                                                      --------           --------
               Total current liabilities..........................     468,048            395,728
Long-term debt....................................................      72,163             63,977
Obligations under capital leases..................................       3,593              5,224
Capitalization:
  Promissory (subordinated) and instalment notes..................     199,099            217,996
  Redeemable Class A common stock and partially paid subscriptions
     (Authorized 100,000 shares; issued and fully paid 63,350 and
     65,880 shares)...............................................       6,370              6,633
  Redeemable Class B nonvoting common stock and paid-in capital
     (Authorized 2,000,000 shares; issued and fully paid 1,047,756 and 1,019,640 shares; issuable as partial payment of
     patronage dividends, 104,275 and 75,780 shares)..............     116,663            110,773
  Retained earnings...............................................       3,764              3,867
                                                                      --------           --------
                                                                       325,896            339,269
  Foreign currency translation adjustment.........................        (915)              (670)
                                                                      --------           --------
               Total capitalization...............................     324,981            338,599
                                                                      --------           --------
               Total liabilities and capitalization...............    $868,785          $ 803,528
                                                                      ========           ========

                See Notes to Consolidated Financial Statements.

                                COTTER & COMPANY

                               ------------------

                      CONSOLIDATED STATEMENT OF OPERATIONS

                                                                 FOR THE YEARS ENDED
                                                     --------------------------------------------
                                                     DECEMBER 31,      JANUARY 1,      JANUARY 2,
                                                         1994             1994            1993
                                                     ------------      ----------      ----------
                                                                   (000'S OMITTED)
Revenues...........................................   $2,574,445       $2,420,727      $2,356,468
                                                      ----------       ----------      ----------
Cost and expenses:
  Cost of revenues.................................    2,351,114        2,202,806       2,139,860
  Warehouse, general and administrative............      132,759          132,674         123,244
  Interest paid to Members.........................       22,894           24,458          25,716
  Other interest expense...........................        7,493            7,429           7,273
  Gain on sale of properties owned.................         (692)          (5,985)             --
  Other income, net................................         (604)            (260)           (643)
  Income tax expense...............................        1,163            2,582             389
                                                      ----------       ----------      ----------
                                                       2,514,127        2,363,704       2,295,839
                                                      ----------       ----------      ----------
Net margins........................................   $   60,318       $   57,023      $   60,629
                                                      ==========       ==========      ==========

                See Notes to Consolidated Financial Statements.

                                COTTER & COMPANY

                               ------------------

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                      FOR THE YEARS ENDED
                                                         ----------------------------------------------
                                                         DECEMBER 31,       JANUARY 1,       JANUARY 2,
                                                             1994              1994             1993
                                                         ------------       ----------       ----------
                                                                        (000'S OMITTED)
Operating activities:
  Net margins.........................................     $ 60,318          $  57,023        $  60,629
  Adjustments to reconcile net margins to cash and
     cash equivalents from operating activities:
     Depreciation and amortization....................       21,613             21,566           21,869
     Provision for losses on accounts and notes
       receivable.....................................        4,233              4,057            4,447
  Changes in operating assets and liabilities:
     Accounts and notes receivable....................      (33,112)           (38,605)         (29,798)
     Inventories......................................      (49,145)               183          (11,819)
     Accounts payable.................................       79,957            (45,070)          23,770
     Accrued expenses.................................        6,022             (1,143)          (6,221)
     Other adjustments, net...........................       (1,223)            (2,679)          (3,035)
                                                           --------           --------         --------
               Net cash and cash equivalents provided
                 by (used for) operating activities...       88,663             (4,668)          59,842
                                                           --------           --------         --------
Investing activities:
  Additions to properties owned.......................      (21,427)           (13,382)         (17,871)
  Proceeds from sale of properties owned..............        2,174             13,999              682
  Changes in other assets.............................        1,132             (3,850)          (2,076)
                                                           --------           --------         --------
               Net cash and cash equivalents (used
                 for) investing activities............      (18,121)            (3,233)         (19,265)
                                                           --------           --------         --------
Financing activities:
  Payment of annual patronage dividend................      (16,614)           (18,570)         (18,423)
  Payment of notes, long-term debt and lease
     obligations......................................      (39,632)           (32,730)         (18,776)
  Proceeds from long-term borrowings..................           --                 --           54,124
  Increase (decrease) in short-term borrowings........      (13,851)            23,059          (20,975)
  Purchase of Class A common stock....................         (216)              (470)            (337)
  Proceeds from sale of Class A common stock..........          288                323              352
                                                           --------           --------         --------
               Net cash and cash equivalents (used
                 for) financing activities............      (70,025)           (28,388)          (4,035)
                                                           --------           --------         --------
Net increase (decrease) in cash and cash
  equivalents.........................................          517            (36,289)          36,542
                                                           --------           --------         --------
Cash and cash equivalents at beginning of year........        1,314             37,603            1,061
                                                           --------           --------         --------
Cash and cash equivalents at end of year..............     $  1,831          $   1,314        $  37,603
                                                           ========           ========         ========

                See Notes to Consolidated Financial Statements.

                                COTTER & COMPANY

                               ------------------

         CONSOLIDATED STATEMENT OF CAPITAL STOCK AND RETAINED EARNINGS

                  FOR THE THREE YEARS ENDED DECEMBER 31, 1994

                                                  COMMON STOCK, $100 PAR VALUE
                                              ------------------------------------
                                                    CLASS A             CLASS B                    FOREIGN
                                              --------------------    ------------                 CURRENCY
                                                                       ISSUED AND     RETAINED    TRANSLATION
                                              ISSUED    SUBSCRIBED    TO BE ISSUED    EARNINGS    ADJUSTMENT
                                              ------    ----------    ------------    --------    -----------
                                                                      (000'S OMITTED)
Balances at December 28, 1991..............   $7,016      $   61        $104,151      $  1,556       $  --
  Net margins..............................                                             60,629
  Foreign currency translation
     adjustment............................                                                           (932)
  Patronage dividend.......................                               10,029       (60,901)
  Stock issued for paid-up subscriptions...      357        (357)
  Stock subscriptions......................                  345
  Stock purchased and retired..............     (565)                     (5,198)
                                              ------       -----        --------      --------       -----
Balances at January 2, 1993................    6,808          49         108,982         1,284        (932)
  Net margins..............................                                             57,023
  Foreign currency translation
     adjustment............................                                                            262
  Patronage dividend.......................                                7,686       (54,440)
  Stock issued for paid-up subscriptions...      312        (312)
  Stock subscriptions......................                  308
  Stock purchased and retired..............     (532)                     (5,895)
                                              ------       -----        --------      --------       -----
Balances at January 1, 1994................    6,588          45         110,773         3,867        (670)
  Net margins..............................                                             60,318
  Foreign currency translation
     adjustment............................                                                           (245)
  Patronage dividend.......................                               10,829       (60,421)
  Stock issued for paid-up subscriptions...      275        (275)
  Stock subscriptions......................                  265
  Stock purchased and retired..............     (528)                     (4,939)
                                              ------       -----        --------      --------       -----
Balances at December 31, 1994..............   $6,335      $   35        $116,663      $  3,764       $(915)
                                              ======       =====        ========      ========       =====

---------------
     Subscribed Class A common stock amounts are net of unpaid amounts of $1,000 at December 31, 1994, $14,000 at January 1, 1994 and $27,000 at January 2, 1993
and December 28, 1991 (for 360, 590, 760 and 880 shares subscribed, respectively).

                See Notes to Consolidated Financial Statements.

                                COTTER & COMPANY

                               ------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--DESCRIPTION OF BUSINESS AND ACCOUNTING POLICIES

     Cotter & Company (the Company) is a Member-owned wholesaler of hardware and related merchandise. The Company also manufactures paint and paint applicators. The Company's goods and services are sold predominantly within the United States, primarily to retailers of hardware and related lines, each of whom has purchased ten shares of the Company's Class A common stock upon becoming a Member. The Company operates in a single industry as a Member-owned wholesaler cooperative. In accordance with the Company's By-laws, the annual patronage dividend is paid to Members out of gross margins from operations and other patronage source income, after deduction for expenses and provisions authorized by the Board of Directors. The significant accounting policies of the Company are summarized below.

     Consolidation. The consolidated financial statements include the accounts of the Company and all wholly-owned subsidiaries. The consolidated financial statements also include the accounts of Cotter Canada Hardware and Variety Cooperative, Inc., a Canadian Member-owned wholesaler of hardware, variety and related merchandise, in which the Company has a majority equity interest.

     Capitalization. The Company's capital (Capitalization) is derived from redeemable Class A voting common stock and retained earnings, together with promissory (subordinated) notes and redeemable Class B nonvoting common stock issued in connection with the Company's annual patronage dividend. The By-laws provide for partially meeting the Company's capital requirements by payment of the year-end patronage dividend, of which at least twenty percent must be paid in cash, and the balance in five-year promissory (subordinated) notes (from fiscal year 1985 through fiscal year 1993, the promissory (subordinated) notes were for a term of seven years) and redeemable $100 par value Class B common stock.

     Membership may be terminated without cause by either the Company or the Member upon sixty days' written notice. In the event membership is terminated, the Company undertakes to purchase, and the Member is required to sell to the Company, all of the Member's Class A common stock and Class B common stock at book value. Payment for the Class A common stock will be in cash. Payment for the Class B common stock will be a note payable in five equal annual instalments bearing interest at the same rate per annum as the promissory (subordinated) notes most recently issued as part of the Company's patronage dividend.

     Cash equivalents. The Company classifies its temporary investments in highly liquid debt instruments, with an original maturity of three months or less, as cash equivalents.

     Inventories. Inventories are stated at the lower of cost, determined on the "first-in, first-out" basis, or market.

     Properties. Properties are recorded at cost. Depreciation and amortization are computed by using the straight-line method over the following estimated useful lives: buildings and improvements--10 to 40 years; machinery and warehouse, office and computer equipment--5 to 10 years; transportation equipment--3 to 7 years; and leasehold improvements--the life of the lease without regard to options for renewal.

     Income Taxes. The Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," effective January 3, 1993. Under this standard, the liability method is used

                                COTTER & COMPANY

                               ------------------

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

whereby deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities adjusting for the impact of tax credit carryforwards.

     Retirement plans. The Company sponsors two noncontributory defined benefit retirement plans covering substantially all of its employees. Company contributions to union-sponsored defined contribution plans are based on collectively bargained rates times hours worked. The Company's policy is to fund annually all tax-qualified plans to the extent deductible for income tax purposes.

     Reporting year. The Company's reporting year-end is the Saturday closest to December 31.

NOTE 2--INVENTORIES

     Inventories consisted of:

                                                       DECEMBER 31, 1994     JANUARY 1, 1994
                                                       -----------------     ---------------
                                                                  (000'S OMITTED)
          Manufacturing inventories:
            Raw materials...........................       $  12,986            $  14,795
            Work-in-process and finished goods......          60,094               54,992
                                                            --------             --------
                                                              73,080               69,787
          Merchandise inventories...................         311,667              266,279
                                                            --------             --------
                                                           $ 384,747            $ 336,066
                                                            ========             ========

NOTE 3--PROPERTIES

     Properties owned or leased under capital leases consisted of:

                                                      DECEMBER 31, 1994         JANUARY 1, 1994
                                                     --------------------     --------------------
                                                      OWNED       LEASED       OWNED       LEASED
                                                     --------     -------     --------     -------
                                                                    (000'S OMITTED)
    Buildings and improvements....................   $168,311     $    --     $166,055     $    --
    Machinery and warehouse equipment.............     79,953          --       76,330          --
    Office and computer equipment.................     62,868          --       55,191          --
    Transportation equipment......................     22,757      14,556       18,778      15,337
                                                     --------     -------     --------     -------
                                                      333,889      14,556      316,354      15,337
    Less accumulated depreciation and
      amortization................................    181,920       9,865      164,731       8,568
                                                     --------     -------     --------     -------
                                                      151,969       4,691      151,623       6,769
    Land..........................................     12,292          --       12,696          --
                                                     --------     -------     --------     -------
                                                     $164,261     $ 4,691     $164,319     $ 6,769
                                                     ========     =======     ========     =======

                                COTTER & COMPANY

                               ------------------

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE 4--LONG-TERM DEBT AND BORROWING ARRANGEMENTS

     Long-term debt consisted of:

                                                         DECEMBER 31, 1994    JANUARY 1, 1994
                                                         -----------------    ---------------
                                                                   (000'S OMITTED)
          Senior note at 8.60%........................        $50,000             $50,000
          Term loans:
            Canadian prime (8.00% and 5.50%,
               respectively)..........................          3,565               3,777
            United States prime plus .5% (9.00%) and
               fixed (7.75%), respectively............          6,200               6,200
          Redeemable (subordinated) term notes:
            7.00%.....................................          4,346                  --
            7.37%.....................................          1,512                  --
            7.61%.....................................          3,540                  --
          Industrial Revenue Bonds:
            5.28% and 5.94%, respectively.............          4,000               4,000
            8.25%.....................................             --               1,150
                                                              -------             -------
                                                               73,163              65,127
          Less amounts due within one year............          1,000               1,150
                                                              -------             -------
                                                              $72,163             $63,977
                                                              =======             =======

     Principal payments for the 8.60% senior note are due in incrementally increasing amounts starting in 1995 through maturity in 2007. Under the senior note agreement, the Company is required to meet certain financial ratios and covenants.

     The two term loans are due in 1997 and 1999, respectively.

     The redeemable (subordinated) term notes were issued in exchange for promissory (subordinated) notes maturing on December 31, 1994 that were held by promissory note holders, who do not own the Company's Class A Common Stock. The notes are due in 1996, 1997 and 1998.

     On October 1, 1997, and every three-year period thereafter, the interest rate on the 5.28% industrial revenue bonds will be adjusted based on a bond index. These bonds may be redeemed at face value at either the option of the Company or the bondholders at each interest reset date through maturity in 2003.

     Total maturities of long-term debt for fiscal years 1995, 1996, 1997, 1998, 1999 and thereafter are $1,000,000, $6,346,000, $8,077,000, $7,540,000,
$10,200,000 and $40,000,000, respectively.

     In addition, the Company has various short-term lines of credit available under informal agreements with lending banks, cancelable by either party under specific circumstances, which amount to $67,800,000 at December 31, 1994. Borrowings under these agreements were $9,329,000 at December 31, 1994. The

                                COTTER & COMPANY

                               ------------------

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

Company pays commitment fees for these lines. The weighted average interest rate on short-term borrowings was 6.63% at December 31, 1994 and 3.48% at January 1, 1994.

NOTE 5--CAPITAL LEASES AND OTHER LEASE COMMITMENTS

     The Company rents buildings and warehouse, office, computer and transportation equipment under operating and capital leases.

     The following is a schedule of future minimum lease payments under capital and operating leases, together with the present value of the net minimum lease payments, as of December 31, 1994:

                                                                    CAPITAL    OPERATING
                                                                    -------    ---------
                                                                      (000'S OMITTED)
          Fiscal years
            1995.................................................   $ 1,887     $ 6,356
            1996.................................................     1,538       4,812
            1997.................................................     1,039       2,892
            1998.................................................       751       1,830
            1999.................................................       416       1,351
            Thereafter...........................................        --       4,400
                                                                     ------     -------
          Net minimum lease payments.............................     5,631     $21,641
                                                                                =======
          Less amount representing interest......................       298
                                                                     ------
          Present value of net minimum lease payments............     5,333
          Less amounts due within one year.......................     1,740
                                                                     ------
                                                                    $ 3,593
                                                                     ======

     Capitalized leases expire at various dates and generally provide for purchase options but not renewals. Purchase options provide for purchase prices at either fair market value or a stated value which is related to the lessor's book value at expiration of the lease term.

     Rent expense under operating leases was as follows:

                                                         DECEMBER 31,     JANUARY 1,     JANUARY 2,
                                                             1994            1994           1993
                                                         ------------     ----------     ----------
                                                                      (000'S OMITTED)
     Minimum rent.....................................      $8,487          $8,174         $7,253
     Contingent rent..................................         611             575            616
                                                         ----------       --------       --------
                                                            $9,098          $8,749         $7,869
                                                         ==========       ========       ========

                                COTTER & COMPANY

                               ------------------

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE 6--CAPITALIZATION

     Promissory (subordinated) and instalment notes consisted of:

                                                                   DECEMBER 31,     JANUARY 1,
                                                                       1994            1994
                                                                   ------------     ----------
                                                                         (000'S OMITTED)
     Promissory (subordinated) notes--
       Due currently............................................     $     39        $      51
       Due on December 31, 1994--8.50%..........................           --           26,173
       Due on December 31, 1994--9.50%..........................           --           30,321
       Due on December 31, 1995--7.50%..........................       20,744           21,324
       Due on December 31, 1995--10.00%.........................       35,355           36,257
       Due on December 31, 1996--9.50%..........................       28,436           28,930
       Due on December 31, 1996--6.00%..........................       24,888           27,187
       Due on December 31, 1997--10.00%.........................       17,579           18,138
       Due on December 31, 1997--7.87%..........................       16,793               --
       Due on December 31, 1998--8.00%..........................       28,512           29,266
       Due on December 31, 1999--8.00%..........................       27,030           27,827
       Due on December 31, 1999--8.20% (to be issued)...........       27,909               --
       Due on December 31, 2000--6.50% (issued 1994)............       25,628           26,752
     Instalment notes at interest rates of 6.50% to 10.00%
       with maturities through 1998.............................        4,010            4,062
                                                                     --------         --------
                                                                      256,923          276,288
     Less amounts due within one year...........................       57,824           58,292
                                                                     --------         --------
                                                                     $199,099        $ 217,996
                                                                     ========         ========

     The promissory (subordinated) notes are issued principally in payment of the annual patronage dividend. Promissory notes are subordinated to indebtedness to banking institutions, trade creditors and other indebtedness of the Company as specified by its Board of Directors. Promissory (subordinated) notes to be issued relate to the patronage dividend which is distributed after the end of the year. Prior experience indicates that the maturities of a significant portion of the promissory (subordinated) notes due within one year are extended, for a three year period, at interest rates substantially equivalent to competitive market rates of comparable instruments. The Company anticipates that this practice will continue.

     Total maturities of promissory (subordinated) and instalment notes for fiscal years 1995, 1996, 1997, 1998, 1999 and thereafter are $57,824,000,
$54,463,000, $35,197,000, $28,872,000, $54,939,000 and $25,628,000,
respectively.

                                COTTER & COMPANY

                               ------------------

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE 7--FAIR VALUE OF FINANCIAL INSTRUMENTS

     Due to the uncertainty of the ultimate maturities of the promissory (subordinated) notes, management believes it is impracticable to estimate their fair value. The carrying amounts of the Company's other financial instruments approximate fair value. Fair value was estimated using discounted cash flow analyses, based on the Company's incremental borrowing rate for similar borrowings.

NOTE 8--INCOME TAXES

     Effective January 3, 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes" (See Note 1). As permitted under the new rules, prior years' financial statements have not been restated.

     The cumulative effect of adopting SFAS No. 109 as of January 3, 1993 was not material to the consolidated financial statements of the Company.

     At December 31, 1994, the Company has alternative minimum tax credit carryforwards of approximately $1,200,000 which do not expire. The carryforwards are available to offset future federal tax liabilities.

     Significant components of the Company's deferred tax assets and liabilities as of December 31, 1994 resulted primarily from alternative minimum tax credit carryforwards and temporary differences between income tax and financial reporting for depreciation, vacation pay and contributions to fund retirement plans.

     Significant components of the provision (benefit) for income taxes are as follows:

                                                                                          DEFERRED
                                                              LIABILITY METHOD             METHOD
                                                         ---------------------------     ----------
                                                                    FOR THE YEARS ENDED
                                                         ------------------------------------------
                                                         DECEMBER 31,     JANUARY 1,     JANUARY 2,
                                                             1994            1994           1993
                                                         ------------     ----------     ----------
                                                                      (000'S OMITTED)
     Current:
       Federal........................................      $  486          $  343         $  551
       State..........................................         462              22            152
       Foreign........................................         278             237            122
                                                            ------          ------          -----
       Total current..................................       1,226             602            825
                                                            ------          ------          -----
     Deferred:
       Federal........................................        (147)          1,582           (497)
       State..........................................         (26)            317            (14)
       Foreign........................................         110              81             75
                                                            ------          ------          -----
       Total deferred.................................         (63)          1,980           (436)
                                                            ------          ------          -----
                                                            $1,163          $2,582         $  389
                                                            ======          ======          =====

                                COTTER & COMPANY

                               ------------------

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

     The Company operates as a nonexempt cooperative and is allowed a deduction in determining its taxable income for amounts paid as patronage dividend based on margins from business done with or for Members. The reconciliation of income tax expense to income tax computed at the U.S. federal statutory tax rate of 35% in fiscal year 1994 and 1993 and 34% in fiscal year 1992 is as follows:

                                                                                        DEFERRED
                                                              LIABILITY METHOD           METHOD
                                                         --------------------------    ----------
                                                                   FOR THE YEARS ENDED
                                                         ----------------------------------------
                                                         DECEMBER 31,    JANUARY 1,    JANUARY 2,
                                                             1994           1994          1993
                                                         ------------    ----------    ----------
                                                                     (000'S OMITTED)
        Tax at U.S. statutory rate....................     $ 21,518       $  20,862     $  20,746
        Effects of:
          Patronage dividend..........................      (21,147)        (19,054)      (20,706)
          State income taxes, net of federal tax
             benefit..................................          283             220            91
          Other, net..................................          509             554           258
                                                           --------        --------      --------
                                                           $  1,163       $   2,582     $     389
                                                           ========        ========      ========

NOTE 9--CASH FLOW

     The Company's noncash financing and investing activities in fiscal year 1992 include acquisitions of transportation and warehouse equipment by entering into capital leases. In fiscal year 1992, ownership of a distribution center previously under capital lease was transferred to the Company. Also in fiscal year 1992, a wholly-owned subsidiary of the Company acquired certain assets, in part, by assuming debt. These transactions aggregate $12,527,000. In addition, the annual patronage dividend and promissory (subordinated) note renewals relating to noncash operating and financing activities are as follows:

                                                                       FOR THE YEARS ENDED
                                                           --------------------------------------------
                                                           DECEMBER 31,      JANUARY 1,      JANUARY 2,
                                                               1994             1994            1993
                                                           ------------      ----------      ----------
                                                                         (000'S OMITTED)
Patronage dividend payable in cash......................     $ 18,383         $ 16,614        $ 18,570
Promissory (subordinated) notes.........................       23,213           20,852          22,711
Class B nonvoting common stock..........................        5,900            2,086           4,934
Instalment notes........................................        3,058            2,939           2,485
Member indebtedness.....................................        9,867           11,949          12,201
                                                              -------          -------         -------
                                                             $ 60,421         $ 54,440        $ 60,901
                                                              =======          =======         =======
Note renewals...........................................     $ 26,191         $ 27,187        $ 22,686
                                                              =======          =======         =======

                                COTTER & COMPANY

                               ------------------

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

     Cash paid for interest during fiscal years 1994, 1993 and 1992 totalled $30,583,000, $32,056,000 and $31,638,000, respectively. Cash paid for income taxes during fiscal years 1994, 1993 and 1992 totalled $1,709,000, $1,387,000 and $1,771,000, respectively.

NOTE 10--RETIREMENT PLANS

     The components of net pension cost for the Company administered pension plans consisted of:

                                                                       FOR THE YEARS ENDED
                                                           --------------------------------------------
                                                           DECEMBER 31,      JANUARY 1,      JANUARY 2,
                                                               1994             1994            1993
                                                           ------------      ----------      ----------
                                                                         (000'S OMITTED)
Income:
  Actual return (loss) on plan assets...................     $ (1,543)        $  7,486        $  2,856
  Amortization of excess plan assets....................          920              920             920
                                                              -------          -------         -------
                                                                 (623)           8,406           3,776
                                                              -------          -------         -------
Expenses:
  Service cost-benefits earned during year..............        4,765            4,556           3,633
  Interest on projected benefit obligation..............        6,736            6,266           5,738
  Deferral of excess (deficiency) of actual over
     estimated return on plan assets....................       (8,815)           1,042          (3,060)
                                                              -------          -------         -------
                                                                2,686           11,864           6,311
                                                              -------          -------         -------
Net pension cost........................................     $  3,309         $  3,458        $  2,535
                                                              =======          =======         =======

     The discount rate and the rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 8.5% and 4.5%, respectively, in fiscal year 1994; 7.5% and 4.5%, respectively, in fiscal year 1993; and 9.0% and 6.0%, respectively, in fiscal year 1992. These changes in actuarial assumptions did not have a material impact on net pension cost for fiscal year 1994 and the Company does not anticipate that these changes will have a material impact on net pension cost in future years. In fiscal years 1994, 1993 and 1992, the expected long-term rate of return on assets was 9.5%.

     Plan assets are composed primarily of corporate equity and debt securities. Benefits are based on years of service and the employee's compensation during the last ten years of employment, offset by a percentage of

                                COTTER & COMPANY

                               ------------------

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

Social Security retirement benefits. Trusteed net assets and actuarially computed benefit obligations for the Company administered pension plans are presented below:

                                                                         DECEMBER 31,    JANUARY 1,
                                                                             1994           1994
                                                                         ------------    ----------
                                                                              (000'S OMITTED)
Assets:
  Total plan assets at fair value...................................       $ 80,046       $ 81,726
                                                                            =======        =======
Obligations:
  Accumulated benefit obligations:
     Vested.........................................................       $ 53,055       $ 55,605
     Non-vested.....................................................          7,683          8,704
  Effect of projected compensation increases........................         19,924         24,110
                                                                            -------        -------
  Total projected benefit obligations...............................         80,662         88,419
                                                                            -------        -------
Net excess assets (liabilities):
  Unrecognized:
     Unamortized excess assets at original date.....................          8,643          9,563
     Net actuarial gain (loss)......................................            565         (5,773)
     Prior service costs............................................         (5,313)        (6,170)
  Recognized accrued pension cost...................................         (4,511)        (4,313)
                                                                            -------        -------
  Total net excess assets (liabilities).............................           (616)        (6,693)
                                                                            -------        -------
Total obligations and net excess assets (liabilities)...............       $ 80,046       $ 81,726
                                                                            =======        =======

     The Company also participates in union-sponsored defined contribution plans. Pension costs related to these plans were $757,000, $702,000 and $556,000 for fiscal years 1994, 1993 and 1992, respectively.

NOTE 11--SUBSEQUENT EVENTS

     On January 13, 1995, the Company announced the sale of certain inventory of its V&S(R) Variety division to a national wholesaler who has also agreed to supply the majority of the V&S(R) stores. Also, on January 31, 1995, the Company agreed to sell certain assets of its outdoor power equipment manufacturing division to a nationally recognized company and secured a favorable supply agreement for such equipment. These transactions should not have a material impact on the Company's results of operations or financial position.

           =========================================================

NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.
TABLE OF CONTENTS

                                          Page
                                          ----
Available Information.....................   2
Reports to Security Holders...............   2
Documents Incorporated by Reference.......   2
Summary...................................   3
The Company...............................   4
Consolidated Ratio of Earnings to Fixed
  Charges of the Company..................   4
Use of Proceeds...........................   5
Plan of Distribution......................   5
General...................................   6
Note Terms................................   6
Interest Rate.............................   6
Types of Accounts.........................   6
Account Information.......................   6
How to Invest.............................   6
How to Redeem.............................   7
Certain Terms of the Notes................   7
Trust Indenture...........................   7
Note Subordination/Risk Factors...........   7
Optional Redemption by the Company........   7
Dividends.................................   8
Selected Financial Data...................   8
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..............................   9
Business..................................  12
Distribution of Patronage Dividends.......  14
Management................................  17
Description of Redeemable Term Notes......  18
Agent Bank and Administration.............  18
Taxes.....................................  18
Legal Matters.............................  18
Index to Condensed Consolidated Financial
  Statements Covered by Third Quarter Form
  10-Q....................................  19
Index to Consolidated Financial Statements
  Covered by Report of Independent
  Auditors................................  26

           =========================================================


           =========================================================

                                  $30,000,000
                                COTTER & COMPANY
                             VARIABLE DENOMINATION
                                   FIXED RATE
                             REDEEMABLE TERM NOTES

                           FOR INFORMATION CONCERNING
                              THE COTTER & COMPANY
                              INVESTMENT PROGRAM,

                                   WRITE TO:
                    THE COTTER & COMPANY INVESTMENT PROGRAM
                                 P.O. BOX 75933
                          CHICAGO, ILLINOIS 60675-5933

                                    OR CALL:
                             TOLL FREE 800-507-9000
                                   PROSPECTUS

                            ------------------------

                            DATED
           =========================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following are the actual or estimated expenses in connection with the issuance and distribution of the Variable Denomination Fixed Rate Redeemable Term Notes being registered:

        Registration Fee....................................................   $10,345
        Printing of Registration Statement and Prospectus...................    16,000
        Accounting Fees and Expenses........................................    10,000
        Legal Fees..........................................................    10,000
        Fees and Expenses for Qualifying Securities under "Blue Sky" Laws of
          Various States....................................................    35,000
                                                                               -------
        Total...............................................................   $81,345
                                                                               =======

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's certificate of incorporation, as amended, provides that the Company shall indemnify, in accordance with and to the full extent permitted by the Delaware General Corporation Law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including, without limitation, an action by or in the right of the Company), by reason of the fact that such person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another Company, partnership, joint venture, trust or other enterprise, against any liability or expense actually and reasonably incurred by such person in respect thereof. Such indemnification is not exclusive of any other right of such director, officer, or employee to indemnification provided by law or otherwise.

     Additionally, pursuant to Section 145(a)-(g) of the Delaware Corporation Law which empowers a corporation to indemnify its directors, officers, employees and agents, the Board of Directors of the Company on July 23, 1973 adopted a By-Law (Article XII, Indemnification of Directors, Officers and Employees--Exhibit 3-A to the Company's Form 10-K Annual Report for the year ended January 1, 1994 and incorporated herein by reference) providing for such indemnification. The following is a summary of the most significant provisions of said By-Law:

     As against third parties, the Company shall indemnify any director, officer, employee or agent for any expenses (including attorneys' fees, judgments, fines and amounts paid in settlement) actually and reasonably incurred in defending any threatened, pending or completed suit or proceeding, whether civil, criminal, administrative or investigative brought against such person by reason of the fact that he was or is a director, officer, employee or agent, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company, and with respect to any criminal action or proceeding if he had no reasonable cause to believe his conduct unlawful.

     In any action or suit by or in the right of the Company, the Company shall indemnify any director, officer, employee or agent who is or was a party or threatened to be made a party to such threatened, pending or completed action or suit, for expenses (including attorney's fees and amounts paid in settlement) reasonably and actually incurred in connection with the defense or settlement of such suit or action, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company, except that no indemnification shall be made if such person has been adjudged to be liable for negligence or misconduct in the performance of his duty to the Company unless and only to the extent that the Court of Chancery of Delaware or the court where the suit was brought finds that in view of all the circumstances of the case, such person is entitled to indemnification.

     Any indemnification, unless ordered by a court, shall be made by the Company only as authorized in the specific case upon a determination that indemnification is proper in the circumstances because the party to be indemnified has met the applicable standard of conduct. Such determination shall be made by the Board of Directors by a majority vote of a quorum, consisting of directors who were not parties of such action, suit or proceeding, or if such a quorum is not obtainable, or even if obtainable, if a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or by the stockholders.

     Additionally, the shareholders of the Company have approved an amendment to the Certificate of Incorporation to eliminate personal liability of directors to the Company or its shareholders for monetary damages for breach of fiduciary duty of care. The amendment provides that a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the Delaware General Corporation Law as the same exists or may hereafter be amended.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 is concerned, see Item 17 "Undertakings" below.

ITEM 16. EXHIBITS.

    EXHIBIT
    NUMBER                                      DESCRIPTION
    -----     -------------------------------------------------------------------------------
     4-A      Article Fourth of the Certificate of Incorporation of the Company, setting forth the designations and the powers, preferences and rights, and the qualifications, limitations and restrictions of the Class A Common Stock and
              Class B Common Stock of the Company. Article Twelfth of the Certificate of
              Incorporation of the Company, setting forth certain limitations on the rights of shareholders to bring an action against directors for breach of the duty of care. Incorporated by reference--Exhibit 3-A to the Company's Form 10-K Annual
              Report for the year ended January 1, 1994.
     4-B      Articles VI, VII, VIII, IX and XI of the By-Laws of the Company relating to:
              certain qualifications, limitations and restrictions on the Common Stock of the
              Company; the Member agreement between the Company and its shareholders; the payment of patronage dividends; dividends; qualifying shares; and valuation of
              Class B Common Stock of the Company issued as part of the annual patronage dividend. Incorporated by reference--Exhibit 3-B to the Company's Form 10-K
              Annual Report for the year ended January 1, 1994.
     4-C      Specimen certificate of Class A Common Stock. Incorporated by reference--Exhibit 4-A to Registration Statement on Form S-2 (No. 2-82836).
     4-D      Specimen certificate of Class B Common Stock. Incorporated by reference--Exhibit 4-B to Registration Statement on Form S-2 (No. 2-82836).
     4-E      Promissory (Subordinated) Note form effective for the year-ending December 31,
              1986 and thereafter. Incorporated by reference--Exhibit 4-H to Registration
              Statement on Form S-2 (No. 33-20960).
     4-F      Instalment Note form. Incorporated by reference--Exhibit 4-F to Registration
              Statement on Form S-2 (No. 2-82836).
     4-G      Copy of Note Agreement with Prudential Insurance Company of America dated April
              13, 1992 securing 8.60% Senior Notes in the principal sum of $50,000,000 with a maturity date of April 1, 2007. Incorporated by reference--Exhibit 4-J to
              Post-Effective Amendment No. 2 to Registration Statement on Form S-2 (No.
              33-39477).
     4-H      Trust Indenture between Cotter & Company and Bank of America. Incorporated by
              reference. Exhibit T3C to Cotter & Company Form T-3 (No. 22-26210).
     5        Opinion of Daniel T. Burns, Vice President, Secretary and General Counsel of
              the Company.
    10-A      Form of "Retail Member Agreement with Cotter & Company" between the Company and its Members that offer primarily hardware and related items. Incorporated by reference--Exhibit 10-C to Post-Effective Amendment No. 2 to Registration
              Statement on Form S-2 (No. 33-39477).

    EXHIBIT
    NUMBER                                      DESCRIPTION
    -----     -------------------------------------------------------------------------------
    10-B      Current form of "Subscription to Shares of Cotter & Company". Incorporated by
              reference--Exhibit 10-H to Registration Statement on Form S-2 (No. 2-82836).
    10-C      Cotter & Company Pension Plan (As Amended and Restated June 20, 1994 Effective
              As Of January 1, 1989). Incorporated by reference--Exhibit 10-C to
              Post-Effective Amendment No. 4 to Registration Statement on Form S-2 (No.
              33-39477).
    10-D      Cotter & Company Employees' Savings and Compensation Deferral Plan (As Amended
              and Restated Effective April 1, 1994). Incorporated by reference--Exhibit 10-D to Post-Effective Amendment No. 4 to Registration Statement on Form S-2 (No.
              33-39477).
    10-E      Supplemental Retirement Plan between Cotter & Company and selected executives of the Company dated December 30, 1988. Incorporated by reference--Exhibit 10-V to Post-Effective Amendment No. 1 to Registration Statement on Form S-2 (No.
              33-20960).
    10-F      Amendment dated November 1, 1991 to Supplemental Retirement Plan between Cotter
              & Company and selected executives of the Company. Incorporated by reference--Exhibit 10-Q to Post-Effective Amendment No. 1 to Registration
              Statement on Form S-2 (No. 33-39477).
    10-G      Amendment dated December 15, 1994 to Supplemental Retirement Plan between
              Cotter & Company and selected executives of the Company. Incorporated by reference--Exhibit 10-G to Post-Effective Amendment No. 4 to Registration
              Statement on Form S-2 (No. 33-39477).
    10-H      Annual Incentive Compensation Program and Long-Term Incentive Compensation
              Program between Cotter & Company and selected executives of the Company.
              Incorporated by reference--filed as Exhibits A and B to Exhibit 10-N to
              Registration Statement on Form S-2 (No. 33-39477).
    10-I      Cotter & Company Long-Term Incentive Compensation Program for Executive
              Management (Amended) dated November 7, 1994. Incorporated by reference--Exhibit
              10-I to Post-Effective Amendment No. 4 to Registration Statement on Form S-2
              (No. 33-39477).
    10-J      Employment Agreement between Cotter & Company and Daniel A. Cotter dated
              October 15, 1984. Incorporated by reference--Exhibit 10-N to Post-Effective
              Amendment No. 2 to Registration Statement on Form S-2 (No. 2-82836).
    10-K      Amendment No. 1 to Employment Agreement between Cotter & Company and Daniel A.
              Cotter dated October 15, 1984 effective January 1, 1991. Incorporated by reference-- Exhibit 10-N to Registration Statement on Form S-2 (No. 33-39477).
    12        Statement of Computation of Consolidated Ratio of earnings to fixed charges of the Company for the thirty-nine weeks ended September 30, 1995 and October 1,
              1994 and for the Fiscal Years Ended 1994, 1993, 1992, 1991 and 1990.
    23-A      Consent of Daniel T. Burns, Vice President, Secretary and General Counsel of
              the Company is included in Exhibit 5 to this Registration Statement.
    23-B      Consent of Independent Auditors (included on page S-6).
    99        Current Application Package for Cotter & Company Investment Program.

ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) To include any Prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement.

              (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions described in Item 15, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-2 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF CHICAGO, STATE OF ILLINOIS, ON THE 30TH DAY OF NOVEMBER 1995.

                                        COTTER & COMPANY

                                        By:         /s/ DANIEL A. COTTER
                                              ---------------------------------
                                                     Daniel A. Cotter
                                          President, Chief Executive Officer and
                                                         Director

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

                  SIGNATURE                     TITLE                                  DATE
---------------------------------------------   -------------------------       ------------------
                  /s/ DANIEL A. COTTER          President, Chief Executive       November 30, 1995
---------------------------------------------     Officer and Director
              Daniel A. Cotter

                  /s/ STEVEN J. PORTER          Executive Vice President         November 30, 1995
---------------------------------------------     and Chief Operating Officer
              Steven J. Porter

                 /s/ KERRY J. KIRBY             Vice President, Treasurer and    November 30, 1995
---------------------------------------------     Chief Financial Officer
              Kerry J. Kirby

                /s/ JERRALD T. KABELIN          Chairman of the Board            November 30, 1995
---------------------------------------------     and Director
             Jerrald T. Kabelin

           /s/ WILLIAM M. CLAYPOOL, III         Director                         November 30, 1995
---------------------------------------------
          William M. Claypool, III

               /s/ SAMUEL D. COSTA, JR.         Director                         November 30, 1995
---------------------------------------------
            Samuel D. Costa, Jr.

                   /s/ LEONARD C. FARR          Director                         November 30, 1995
---------------------------------------------
               Leonard C. Farr

              /s/ WILLIAM M. HALTERMAN          Director                         November 30, 1995
---------------------------------------------
            William M. Halterman

                  /s/ ROBERT J. LADNER          Director                         November 30, 1995
---------------------------------------------
              Robert J. Ladner

                    /s/ LEWIS W. MOORE          Director                         November 30, 1995
---------------------------------------------
               Lewis W. Moore

                  /s/ KENNETH M. NOBLE          Director                         November 30, 1995
---------------------------------------------
              Kenneth M. Noble

               /s/ RICHARD L. SCHAEFER          Director                         November 30, 1995
---------------------------------------------
             Richard L. Schaefer

                 /s/ GEORGE V. SHEFFER          Director                         November 30, 1995
---------------------------------------------
              George V. Sheffer

                 /s/ DENNIS A. SWANSON          Director                         November 30, 1995
---------------------------------------------
              Dennis A. Swanson

                  /s/ ROBERT G. WATERS          Director                         November 30, 1995
---------------------------------------------
              Robert G. Waters

                  /s/ JOHN M. WEST, JR.         Director                         November 30, 1995
---------------------------------------------
              John M. West, Jr.

                  /s/ DONALD E. YEAGER          Director                         November 30, 1995
---------------------------------------------
              Donald E. Yeager

                        CONSENT OF INDEPENDENT AUDITORS

     We consent to the use of our report dated February 13, 1995, in the Registration Statement (Form S-2) and related Prospectus of Cotter & Company for the registration of $30,000,000 of Variable Denomination Fixed Rate Redeemable Term Notes.

                                          ERNST & YOUNG LLP

Chicago, Illinois
November 30, 1995

                            INDEX TO EXHIBITS FILED
                          TO REGISTRATION STATEMENT ON
                          FORM S-2 OF COTTER & COMPANY

EXHIBIT
NUMBER                                          EXHIBIT
------     ----------------------------------------------------------------------------------
 5         Opinion of Daniel T. Burns, Vice President, Secretary and General Counsel of the
           Company.
12         Statement of Computation of Consolidated Ratio of earnings to fixed charges of the
           Company for the thirty-nine weeks ended September 30, 1995 and October 1, 1994 and for the Fiscal Years Ended 1994, 1993, 1992, 1991 and 1990.
23-B       Consent of Independent Auditors (included on page S-6).
99         Current Application Package for Cotter & Company Investment Program.

     Exhibits incorporated by reference are listed on Pages S-2 and S-3 of Registration Statement on Form S-2 of Cotter & Company.